FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                27 October 2004

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



           EDP Waives Pre-Emption Right to Acquire Turbogas, Portugal

(London - 27 October 2004) International Power (IPR) reports that EDP (ENERGIAS DE PORTUGAL) has waived its pre-emption right over IPR's planned acquisition of RWE Power AG's (RWE) 75% shareholding in the 990MW Turbogas plant in Portugal. This is an important development in enabling IPR to proceed with the completion of the acquisition, which was announced on 20 July 2004.

IPR has granted EDP an option to purchase 20% of Turbogas and 26.7% of Portugen (the O&M company) for EUR55.7 million (GBP38.7 million) subject to a price adjustment mechanism. This option may be exercised by EDP during the first nine months following the completion of IPR's acquisition, or during a term beginning on 1 January 2008 and ending on 31 December 2009.

IPR expects to complete this acquisition by the end of this year.

For further information please contact:

Media Contact:
Sara Richardson
+44 (0)20 7320 8619

Investor Contact:
Aarti Singhal
+44 (0)20 7320 8681

About International Power

International Power plc is a leading independent electricity generating company with 11,210MW (net) in operation and 1,649MW (net) under construction. International Power has power plants in operation or under construction in Australia, the United States of America, the United Kingdom, the Czech Republic, the UAE, Oman, Saudi Arabia, Portugal, Turkey, Malaysia, Pakistan and Thailand. International Power was listed on the London Stock Exchange and the New York Stock Exchange (as ADR's), on 2 October 2000. The ticker symbol on both stock exchanges is "IPR".




                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary